EXHIBIT 8.1

[Form of Tax Opinion]

Board of Directors

American Community Bancshares, Inc.

4500 Cameron Valley Parkway

Suite 150

Charlotte, North Carolina 28211

Board of Directors

FNB Bancshares, Inc.

217 North Granard Street

Gaffney, South Carolina 29341

Gentlemen:

You have requested the opinion of Dixon Odom PLLC (“Dixon Odom”) regarding certain federal income tax consequences resulting from a proposed transaction. In the proposed transaction, (the “Merger”), FNB Bancshares, Inc. (“FNB”), a South Carolina corporation, will merge with and into American Community Bancshares, Inc. (“ACB”), a North Carolina corporation, whereupon the separate existence of FNB will cease. FNB shareholders will be permitted to elect to receive, subject to certain limitations described in the Agreement and Plan of Merger, either ACB stock, a specified amount of cash with respect to each share of their FNB stock or a combination of ACB stock and cash. You have submitted for our consideration:

•	certain representations as to the proposed transactions; and

•	a copy of the Agreement and Plan of Merger by and between American Community Bancshares, Inc., American Community Bank and FNB Bancshares, Inc., First National Bank of the Carolinas dated November 5, 2003 (the “Merger Agreement”);

Except for these documents, we have not reviewed other legal documents necessary to effectuate the steps to be undertaken, and we assume that all steps will be effectuated under state and federal law and will be consistent with all legal documentation and with the description of the steps in the above documents. Any changes to the above documents may adversely affect the analysis provided herein.

In addition, we have assumed that ACB and FNB will report the Merger on their respective federal income tax returns in a manner consistent with the opinions set forth herein and will otherwise comply with all applicable reporting provisions of the Internal Revenue Code of 1986, as amended (the Code) and Treasury Regulations (the Regulations) promulgated thereunder. No ruling has been or will be sought from the Internal Revenue Service as to the federal income tax consequences of the Merger.

FACTS WITH RESPECT TO THE MERGER

ACB is a registered bank holding company organized under the laws of the State of North Carolina, validly existing under the laws of the State of North Carolina and has requisite corporate power and authority to carry on its business as now being conducted. ACB is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership of its assets makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed would not have a materially adverse effect on the businesses, properties, assets, financial condition or results of operations of ACB. ACB has two wholly owned subsidiaries. ACB owns 100% of the outstanding American Community Bank (“American”) common stock and ACB Trust I common stock.

ACB’s authorized capital stock consists of two classes. It has authorized 9,000,000 shares of common stock (“ACB Stock”), $1.00 par value, of which, approximately 2,825,000 shares will be issued and outstanding at the Effective Time as that term is defined in the Merger Agreement. ACB also has authorized 1,000,000 shares of preferred stock, no par value, of which no shares are issued and outstanding.

All outstanding shares of ACB Stock are validly issued, fully paid, nonassessable and not subject to preemptive rights. With the exception of stock options to purchase an aggregate of 356,020 shares of ACB Stock which have been issued and are outstanding under the stock option plans of ACB (collectively the “ACB Stock Option Plans”), and 1,000,500 warrants to purchase shares of ACB Stock, neither American Community Bank nor ACB have any outstanding (i) securities or other obligations (including debentures or other debt instruments) which are convertible into shares of ACB Stock or any other securities of ACB or American; (ii) options, warrants, rights, calls, or other commitments of any nature which entitle any person to receive or acquire any shares of ACB Stock or any other securities of ACB or American; or (iii) plan, agreement or other arrangement pursuant to which shares of ACB Stock or any other securities of ACB or American, or options, warrants, rights, calls, or other commitments of any nature pertaining thereto, have been or may be issued.

At the Effective Time, ACB will have, issued and outstanding, 9% Deferrable Interest Junior Subordinated Debentures Due March 31, 2032 having an aggregate principal liquidation amount of $3,608,260 (the “ACB Debentures”). All such ACB Debentures are held by ACB Trust in connection with the prior issuance of trust-preferred securities by ACB and ACB Trust I. At the Effective Time, ACB Trust I will have, issued and outstanding, trust preferred securities having an aggregate liquidation amount of $3,500,000 (the “ACB Trust Preferred Securities”) and trust common securities having an aggregate liquidation amount of $108,260 (the “Trust Common Securities”). All such Trust Common Securities are owned by ACB.

American is a North Carolina banking corporation, organized under the laws of the State of North Carolina, validly existing under the laws of the State of North Carolina and has requisite corporate power and authority to carry on its business as now being conducted. All of the shares of outstanding capital stock of American are owned of record and beneficially, free and clear of all security interests and claims by ACB. All of the outstanding shares of American are duly authorized, validly issued, fully paid and nonassessable, except to the extent set forth in N.C. General Statutes Section 53-42. American is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership of its assets makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed would not have a materially adverse effect on the businesses, properties, assets, financial condition or results of operations of American or ACB.

FNB is a registered bank holding company organized under the laws of the State of South Carolina, validly existing under the laws of the State of South Carolina and has requisite corporate power and authority to carry on its business as now being conducted. FNB is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership of its assets makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed would not have a materially adverse effect on the businesses, properties, assets, financial condition or results of operations of FNB. FNB has one wholly owned subsidiary. FNB owns 100% of the outstanding First National Bank of the Carolinas (“First National”) common stock.

FNB’s authorized capital stock consists of one class. It has authorized 10,000,000 shares of common stock (“FNB Stock”), $.01 par value, of which approximately 700,000 shares will be issued and outstanding at the Effective Time.

All outstanding shares of FNB Stock are validly issued, fully paid, nonassessable and have not been issued in violation of the preemptive rights of any shareholder. With the exception of options to purchase an aggregate of 136,068 shares of FNB Stock which options have been issued and are outstanding under the FNB Bancshares, Inc. 1997 Stock Option Plan (“FNB Stock Options”), FNB does not have any outstanding (i) securities or other obligations (including debentures or other debt instruments) which are convertible into shares of FNB Stock or any other securities of FNB; (ii) options, warrants, rights, calls, or other commitments of any nature which entitle any person to receive or acquire any shares of FNB Stock or any other securities of FNB; or (iii) plans, agreements or other arrangements pursuant to which shares of FNB Stock or any other securities of FNB, or options, warrants, rights, calls, or other commitments of any nature pertaining thereto, have been or may be issued.

First National is a South Carolina banking corporation, organized under the laws of the State of South Carolina, validly existing under the laws of the State of South Carolina and has requisite corporate power and authority to carry on its business as now being conducted. First National is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership of its assets makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed would not have a materially adverse effect on the businesses, properties, assets, financial condition or results of operations of First National or FNB.

For valid corporate business purposes, pursuant to the Merger Agreement and at the Effective Time, FNB will merge with and into ACB, with ACB as the surviving entity. ACB, American and First National, as the surviving corporations in the Merger, intend that following the Merger they shall be subject to taxation as corporations under the Code.

The Merger Agreement provides that at the Effective Time all rights of FNB’s shareholders with respect to all outstanding shares of FNB Stock shall cease to exist and, as consideration for and to effect the Merger, each such outstanding share of FNB Stock shall be converted, without any action by ACB, FNB or any FNB shareholder, into the right to receive either: (i) a number of shares of $1.00 par value common stock of ACB Stock; or (ii) cash, (the “Merger Consideration”). FNB shareholders may elect to receive either (i), or (ii), as described in the preceding sentence. As provided in the Merger Agreement, however, ACB is not necessarily bound by the shareholders’ elections, but rather can allocate to FNB shareholders a different mix of consideration.

Each outstanding share of FNB Stock which elects to be converted into the right to receive shares of ACB Stock shall, subject to antidilutive adjustments, be converted into and become the right to receive a number of shares of ACB Stock equal to the Cash Election Price (as defined below) divided by the Average Pre-Closing Price of ACB Stock, which quotient is the exchange ratio (the “Exchange Ratio”). The “Average Pre-Closing Price of ACB Stock” shall mean the average of the closing prices of shares of ACB Stock as reported on the NASDAQ SmallCap Market for the twenty (20) consecutive full trading days ending on (and including) the Determination Date (the date of the approval order of the Merger by the Federal Reserve Board). The Average Pre-Closing Price of ACB Stock shall be calculated to the nearest one-hundredth and the Exchange Ratio shall be calculated to the nearest ten thousandth. Each outstanding share of FNB Stock which under the terms of this Agreement elects to be converted into the right to receive cash shall be converted into the right to receive the sum of (i) 0.50 times 1.7888 times the Average Pre-Closing Price of ACB Common Stock and (ii) 0.50 times $20.50 (the sum of (i) and (ii) being the “Cash Election Price”).

No fractional shares of ACB Stock will be issued in connection with the Merger. Instead, each FNB shareholder who would otherwise be entitled to receive a fraction of a share of ACB Stock shall receive cash in an amount equal to the fraction of a share of ACB Stock that otherwise would be received in the Merger, multiplied by the Cash Election Price.

Any shareholder of FNB or ACB who properly exercises the right of dissent and appraisal with respect to the Merger as provided in the SC Act or NC Act, as appropriate (“Dissenter’s Rights”), shall be entitled to receive payment of the fair value of his or her shares of FNB Stock or ACB Stock, as the case may be, in the manner and pursuant to the procedures provided in the SC Act or NC Act, as applicable. However, if any shareholder of FNB who exercises Dissenter’s Rights shall fail to perfect those rights, or effectively shall waive or lose such rights, then each of his or her shares of FNB Stock shall be deemed to have been converted into the right to receive ACB Stock or cash, at ACB’s sole option.

The Merger may be terminated by FNB, if its Board of Directors so determines by a vote of a majority of the members of its entire Board, at any time during the three business day period commencing with (and including) the Determination Date, if the Average Pre-Closing Price of ACB Stock on the Determination Date is less than $9.17. If FNB elects to exercise its termination right it shall give prompt written notice to ACB. During the two business day period commencing with its receipt of such notice of termination, ACB shall have the option of increasing the ACB Stock to be received by the holders of FNB Stock hereunder by increasing the Exchange Ratio to a number (rounded to four decimals) equal to a quotient, the numerator of which is $9.17 multiplied by the Exchange Ratio (as then in effect) and the denominator of which is the Average Pre-Closing Price of ACB Stock on the Determination Date. If ACB makes an election contemplated by the preceding sentence, within such two business day period, it shall give prompt written notice to FNB of such election and the revised Exchange Ratio, whereupon no termination shall have occurred.

The Merger has been approved by the Boards of Directors of ACB and FNB, is subject to shareholder approval of the shareholders of ACB and FNB, and is subject to the receipt of regulatory approval from appropriate parties, including the Federal Reserve Board, and the South Carolina State Board of Financial Institutions.

In addition to the foregoing statement of facts, the following representations have been made by ACB and FNB, as applicable, to Dixon Odom in connection with the Merger. Dixon Odom has not independently verified the completeness and accuracy of any of the following representations. Dixon Odom is relying on these representations in rendering the opinion contained herein.

REPRESENTATIONS WITH RESPECT TO THE MERGER

(a)	The facts relating to the Merger, pursuant to the Merger Agreement, as described in the Merger Agreement, are accurate, true, correct and complete in all material respects. The copy of the Merger Agreement provided to us is accurate. The Merger will be consummated in accordance with the Merger Agreement and shareholders of ACB and FNB must approve of the Merger.

(b)	FNB will merge with and into ACB under the applicable laws of North Carolina and South Carolina.

(c)	The laws of any state other than North Carolina and South Carolina will not be applicable to the Merger.

(d)	ACB and FNB will each be treated as a corporation under the laws of the State of North Carolina and the State of South Carolina.

(e)	The fair market value of ACB Stock and other consideration received by each shareholder of FNB will be approximately equal to the fair market value of FNB Stock surrendered in the exchange.

(f)	Neither ACB, American, First National, nor any subsidiary or related person, has any plan or intention to reacquire any of the ACB shares issued in the Merger or to acquire any share of FNB prior to the Merger.

For purposes of this representation, two persons are “related” if the persons are corporations and either immediately before or immediately after a transaction are members of the same “affiliated group.” “Affiliated group” for these purposes generally means two or more corporations currently linked or which pursuant to a plan will be linked with a common parent company through ownership comprising at least 80 percent of the voting power of each corporation and 80 percent of the value of each corporation’s shares. In addition, “related person” includes two or more corporations for whom a purchase of the stock of one corporation by another corporation would be treated as a distribution in redemption of the stock of the first corporation. This treatment as a distribution in redemption occurs (a) when a person holding any amount of shares in a parent corporation or, (b) when a person in control of each of two corporations sells shares of one controlled corporation to the other corporation. For these purposes, “control” means the ownership of shares possessing at least 50 percent of the value (or vote) of all classes of shares. Ownership of shares is determined with reference to constructive ownership provisions, which attribute ownership between corporations and their five-percent or more shareholders, partnerships and their partners, and trusts and their beneficiaries, and between certain members of a family. In the case of an acquisition by a partnership, each partner shall be treated as owning or acquiring any stock owned or acquired, as the case may be, by the partnership in accordance with that partner’s interest in the partnership.

(g)	ACB has no plan or intention to sell or otherwise dispose of any of the assets of FNB acquired in the transaction, except for dispositions made in the ordinary course of business or transfers described in Section 368(a)(2)(C). (Unless otherwise stated, all “Section” and “Treas. Reg.” references herein are to the Internal Revenue Code of 1986, as amended, and the regulations thereunder).

(h)	The liabilities of FNB assumed by ACB, and the liabilities to which the transferred assets of FNB are subject, were incurred by FNB in the ordinary course of its business.

(i)	Following the Merger, ACB will continue the historical business of FNB or use a significant portion of the historic business assets of FNB in a business.

(j)	ACB, FNB, and the shareholders of FNB will pay their respective expenses, if any, incurred in connection with the Merger.

(k)	There is no intercorporate indebtedness existing between ACB and FNB that was issued, acquired, or will be settled at a discount.

(l)	No two parties to the Merger are investment companies as defined in Section 368(a)(2)(F)(III) and (IV).

(m)	On the date of the Merger, the fair market value of the assets of FNB transferred to ACB will equal or exceed the sum of the liabilities assumed by ACB, plus the amount of liabilities, if any, to which the transferred assets are subject.

(n)	On the date of the Merger, the adjusted tax basis of the assets of FNB transferred to ACB will equal or exceed the sum of the liabilities assumed by ACB, plus the amount of liabilities, if any, to which the transferred assets are subject.

(o)	FNB is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of Section 368(a)(3)(A).

(p)	None of the compensation received by any shareholder-employee of FNB will be separate consideration for, or allocable to, any of their shares of FNB Stock; none of the shares of ACB Stock received by any shareholder-employee of FNB will be separate consideration for, or allocable to, any employment agreement; and the compensation paid to any shareholder-employee of FNB will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm’s length for similar services.

(q)	The distribution of cash proceeds to FNB shareholders in lieu of fractional shares of ACB will be made solely for the purpose of avoiding the expense and inconvenience to ACB of issuing fractional shares and does not represent separately bargained for consideration. The fractional share interests of each FNB shareholder will be aggregated, and no FNB shareholder will receive cash in an amount equal to or greater than the value of one full share of ACB Stock.

(r)	The Board of Directors of FNB will exercise its termination right during the three business day period commencing with (and including) the Determination Date, if the Average Pre-Closing Price of ACB Stock on the Determination Date is less than $9.17 and has dropped to a price at which the merger will not qualify as a tax-free reorganization. The Board of Directors shall give prompt written notice of its election to exercise its termination right to ACB. During the two business day period commencing with its receipt of such notice of termination, ACB shall have the option of increasing the ACB Stock to be received by the holders of FNB Stock. If ACB makes an election contemplated by the preceding sentence, within such two business day period, it shall give prompt written notice to FNB of such election and the revised Exchange Ratio, whereupon no termination shall occur.

(s)	The Merger will satisfy all of the requirements of, and qualify as a statutory merger under, the applicable state laws of North Carolina and South Carolina, and by operation of applicable state law, will result in ACB acquiring all the assets of FNB and FNB ceasing to exist as a separate entity.

OPINIONS

Based solely on the Merger Agreement, the above facts and representations and subject to the scope of the opinions below, it is the opinion of Dixon Odom that with respect to the Merger:

(1)	Provided the Merger constitutes a statutory merger under applicable state law, the Merger will constitute a tax-free reorganization within the meaning of section 368(a).

(2)	ACB and FNB will each be a party to the reorganization within the meaning of Section 368(b).

(3)	No gain or loss will be recognized by ACB or FNB upon ACB’s receipt of the assets of FNB, a party to the reorganization, subject to its liabilities, in exchange for cash and ACB Stock in the Merger. Section 1032(a); Treas. Reg. Section 1.1032.

(4)	FNB shareholders who receive ACB Stock and cash in lieu of fractional shares in exchange for their shares of FNB Stock will not recognize gain or loss as a result of the receipt of ACB Stock. Section 354(a)(1). However, the cash received in lieu of fractional shares will be subject to taxation as described in item 7 below.

(5)	Gain, if any, will be recognized by FNB shareholders who receive both ACB Stock and cash in exchange for their FNB Stock pursuant to the Merger. Such recognized gain will be limited to an amount not in excess of the amount of cash received. Section 356(a). If the exchange has the effect of the distribution of a dividend, the amount of gain recognized that is not in excess of the shareholder’s ratable amount of undistributed earnings and profits will be treated as a dividend. Section 318(a). Any excess will continue to be treated as gain from the exchange of property. Section 356(a)(2). The determination of whether the exchange has the effect of the distribution of a dividend will be made on a shareholder-by-shareholder basis in accordance with the principles set forth in Commissioner v. Clark, 489 U.S. 726 (1989). Rev. Rul. 93-61, 1993-2 C.B. 118. Loss, if any, will not be recognized by FNB shareholders who receive both ACB Stock and cash in exchange for their FNB Stock pursuant to the Merger. Section 356(c).

(6)	FNB shareholders who receive solely cash for their FNB Stock, or receive cash by exercising their dissenter’s rights, will be treated as having received the cash as a distribution in redemption of their FNB Stock subject to the provisions and limitations of Section 302 of the Code. If, as a result of such distribution, the shareholder owns no beneficial interest in ACB either directly or through the application of the constructive ownership rules of Section 318(a) of the Code, the redemption will be a complete termination of interest within the meaning of Section 302(b)(3) of the Code and such cash will be treated as a distribution in full payment for the shareholder’s FNB Stock, as provided in Section 302(a) of the Code.

(7)	The payment of cash in lieu of fractional share interests of ACB Stock will be treated as if the fractional share interests of ACB Stock were distributed as part of the Merger to the FNB shareholder and then redeemed by ACB. The cash payments will be treated as having been received as distributions in full payment for the fractional share interests and any gain will be subject to taxation. Section 302(a). Rev. Rul. 66-365, 1966-2 C.B. 116 and Rev. Proc. 77-41, 1977-2 C.B. 574.

(8)	The basis of the ACB Stock received by a shareholder of FNB (including any fractional share interests to which they may be entitled) will be the same as the basis in the FNB Stock surrendered in the exchange therefore decreased by the amount of money received and increased by the amount of any gain recognized (including gain treated as a dividend). Section 358(a)(1).

(9)	The holding period of a share of ACB Stock received by a shareholder of FNB (including any fractional share interests to which they may be entitled) will include the shareholder’s holding period of FNB Stock which was exchanged for it, provided that FNB Stock is held as a capital asset in the hands of the shareholder of FNB on the date of the Merger. Section 1223(1).

(10)	No gain or loss will be recognized by FNB upon the deemed distribution of ACB Stock and cash to FNB shareholders in the Merger, pursuant to Section 361(c).

(11)	No gain or loss will be recognized by FNB upon the transfer of its assets, subject to its liabilities, to ACB in the Merger. Sections 357(a) and 361(a).

(12)	The basis of the assets of FNB in the hands of ACB will be the same, in each instance, as the basis of such assets in the hands of FNB immediately prior to the Merger. Section 362(b).

(13)	The holding period of the assets of FNB in the hands of ACB will include, in each instance, the period during which such assets were held by FNB immediately prior to the Merger. Section 1223(2).

(14)	FNB will close its taxable year as of the date of the Merger. ACB will not close its taxable years merely because of the Merger. Section 381(b); Treas. Reg. Section 1.1502-75(d).

(15)	ACB will be the acquiring corporation in the Merger for purposes of Section 381. Treas. Reg. Section 1.381(a)-1(b)(2). Thus, subject to the conditions and limitations specified in Sections 381, 382, 383, and 384, and the regulations thereunder, ACB will succeed to and take into account the items of FNB described in Section 381(c), 381(a) and Treas. Reg. Section 1.381(a)-1.

SCOPE OF THE OPINIONS

The opinions contained herein are based upon the facts, assumptions and representations set forth in this letter, as well as the information contained in the Merger Agreement. You represented to us that you have provided us with all facts and circumstances that you know or have reason to know are pertinent to this opinion letter. If any of these facts, assumptions or representations is not entirely complete or accurate, it is imperative that we be informed immediately in writing because the incompleteness or inaccuracy could cause us to change our opinions.

Our advice in this opinion letter is expressly limited to the conclusions specifically set forth herein under the heading OPINIONS. Dixon Odom expresses no opinion with respect to any other federal, state, local, or foreign tax or legal aspect of the transactions described herein. No inference should be drawn on any matter not specifically opined on above.

In rendering our opinions, we are relying upon the relevant provisions of the Internal Revenue Code of 1986, as amended, the regulations thereunder, and judicial and administrative interpretations thereof, all as in effect on the date of this letter. These authorities are subject to change or modification retroactively and/or prospectively and any such changes could affect the validity or correctness of our opinion. We will not update our advice for subsequent changes or modifications to the law and regulations or to the judicial and administrative interpretations thereof, unless you separately engage us to do so in writing after such subsequent change or modification. These opinions are not binding on the Internal Revenue Service, any other tax authority, or any court, and no assurance can be given that a position contrary to that expressed herein will not be asserted by a tax authority and ultimately sustained by a court.

Sincerely,